Sibanye Stillwater Limited
Exhibit 99.1
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website:
www.sibanyestillwater.com
MARKET RELEASE
Changes to the Sibanye-Stillwater Executive management
Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to provide an update regarding organizational structure changes, designed to enhance delivery and strategic focus.

Richard Stewart, currently Executive Vice President (EVP): Business Development has been promoted to
Group COO effective 1 December 2020. Richard joined the Group in 2014 and has been instrumental in executing the groups external growth and business development strategies. Richard has over 20 years’
experience in the mining sector and holds a Phd in geology.

Laurent Charbonnier will be joining the company and assuming the role of EVP Business Development.
Laurent has more than 20 years’ experience in investment banking and recently left his role as Managing director and Global Head of Metals & Mining for HSBC, which he occupied for the last eight years. He was a lead advisor to Sibanye-Stillwater on the acquisitions of Aquarius Platinum, Rustenburg, Stillwater and Lonmin and their related financing (bridge financing, rights issue and bonds).

Following the untimely passing of Chris Bateman on 6 September 2020, Wayne Robinson (currently EVP:
SA PGM operations) has been appointed EVP: Montana operations. Wayne has worked in the South
African gold and platinum mining sectors for more than 25 years.

Lerato Legong, who joined the Group in early 2020 as SVP Legal and Compliance, has been promoted to EVP: Legal and Compliance. He has served both in private practice and as in-house counsel in the mining industry over a 17-year period.

Group CEO Neal Froneman commented: ”Sibanye-Stillwater has come a long way since the listing of
Sibanye Gold in 2013. We are a close knit and strong team that has grown through our experiences. I am confident that these changes in the executive team will further bolster our ability to deliver value as we execute our strategic intent of ensuring operating excellence across the Group. The organisational transition is ongoing and I look forward to providing further clarity in due course.”

For full biographies of executive members, please refer to
https://www.sibanyestillwater.com/about-us/leadership/.

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Johannesburg, 8 September 2020.

Ends.
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).